# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyngn Inc., CIK 0001874097
CUSIP: 23257B305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1344 TERRA BELLA AVENUE, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001535610

## Reporting persons
- SABBY MANAGEMENT, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 77,680; sole dispositive power 0; shared dispositive power 77,680; aggregate amount beneficially owned 77,680 (1% of the class)
- SABBY VOLATILITY WARRANT MASTER FUND LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 77,680; sole dispositive power 0; shared dispositive power 77,680; aggregate amount beneficially owned 77,680 (1% of the class)
- HAL MINTZ: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 77,680; sole dispositive power 0; shared dispositive power 77,680; aggregate amount beneficially owned 77,680 (1% of the class)

## Item 1. Issuer
Name of issuer: Cyngn Inc.
Address of issuer's principal executive offices: 1344 TERRA BELLA AVENUE, MOUNTAIN VIEW, CALIFORNIA, 94043

## Item 2. Person Filing
Name of person filing:
Sabby Volatility Warrant Master Fund, Ltd.
Sabby Management, LLC
Hal Mintz
Address of principal business office or, if none, residence:
Sabby Volatility Warrant Master Fund, Ltd.
c/o Captiva (Cayman) Ltd
Governors Square, Bldg 4, 2nd Floor
23 Lime Tree Bay Avenue
P.O. Box 32315
Grand Cayman KY1-1209
Cayman Islands

Sabby Management, LLC
1011 Links Dr.
Miami Beach, FL 33109

Hal Mintz
c/o Sabby Management, LLC
1011 Links Dr.
Miami Beach, FL 33109
Citizenship:
Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA

## Item 4. Ownership
Amount beneficially owned:
Sabby Volatility Warrant Master Fund, Ltd. - 77,680

Sabby Management, LLC - 77,680

Hal Mintz - 77,680
Percent of class:
Sabby Volatility Warrant Master Fund, Ltd. - 0.97%

Sabby Management, LLC - 0.97%

Hal Mintz - 0.97%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 77680
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
77680

As calculated in accordance with Rule 13d-3 of the Securities Exchange
Act of 1934, as amended, (i) Sabby Volatility Warrant Master Fund,
Ltd. beneficially owns 77,680 shares of the Issuer's common stock
(Common Stock), representing approximately 0.97% of the Common Stock, and (ii) Sabby Management, LLC and Hal Mintz each beneficially own
77,680 shares of the Common Stock, representing approximately 0.97% of the Common Stock. Sabby Management, LLC and Hal Mintz do not directly own any shares of Common Stock, but each indirectly owns 77,680 shares of
Common Stock. Sabby Management, LLC, a Delaware limited liability company, indirectly owns 77,680 shares of Common Stock because it serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Mr.
Mintz indirectly owns 77,680 shares of Common Stock in his capacity as manager of Sabby Management, LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SABBY MANAGEMENT, LLC: /s/ Robert Grundstein, Chief Operating Officer (01/07/2026)
- SABBY VOLATILITY WARRANT MASTER FUND LTD: /s/ Harry Thompson, Authorized Person of TDF Management Ltd., a Director (01/07/2026)
- HAL MINTZ: /s/ Hal Mintz, Hal Mintz (01/07/2026)